SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  Schedule 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 59)*

                                  VALHI, INC.
                                (Name of Issuer)

                         Common Stock, $0.01 par value
                         (Title of Class of Securities)

                                   918905100
                                 (CUSIP Number)

                                STEVEN L. WATSON
                              THREE LINCOLN CENTRE
                                   SUITE 1700
                                5430 LBJ FREEWAY
                           DALLAS, TEXAS  75240-2694
                                 (972) 233-1700
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 March 11, 1997
                      (Date of Event which requires Filing
                               of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)
CUSIP No.  918905100

 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

           Valhi Group, Inc.

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
      INSTRUCTIONS)

      (a)  [  ]

      (b)  [  ]

 3    SEC USE ONLY



 4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

           WC

 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


 6    CITIZENSHIP OR PLACE OF ORGANIZATION

           Nevada

                7   SOLE VOTING POWER

                               -0-
 NUMBER OF
   SHARES       8   SHARED VOTING POWER
BENEFICIALLY
  OWNED BY               85,644,496
    EACH
 REPORTING      9   SOLE DISPOSITIVE POWER
   PERSON
    WITH                       -0-

               10   SHARED DISPOSITIVE POWER

                         85,644,496

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

           85,644,496

 12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           74.9%

 14   TYPE OF REPORTING PERSON(SEE INSTRUCTIONS)

           CO



CUSIP No.  918905100
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

           National City Lines, Inc.

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
      INSTRUCTIONS)

      (a)  [  ]

      (b)  [  ]

 3    SEC USE ONLY



 4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

           WC

 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


 6    CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

                7   SOLE VOTING POWER

                               -0-
 NUMBER OF
   SHARES       8   SHARED VOTING POWER
BENEFICIALLY
  OWNED BY               97,135,505
    EACH
 REPORTING      9   SOLE DISPOSITIVE POWER
   PERSON
    WITH                       -0-

               10   SHARED DISPOSITIVE POWER

                         97,135,505

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

           97,135,505

 12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           84.9%

 14   TYPE OF REPORTING PERSON(SEE INSTRUCTIONS)

           CO



CUSIP No.  918905100

 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

           NOA, Inc.

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
      INSTRUCTIONS)

      (a)  [  ]

      (b)  [  ]

 3    SEC USE ONLY



 4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

           Not Applicable

 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


 6    CITIZENSHIP OR PLACE OF ORGANIZATION

           Texas

                7   SOLE VOTING POWER

                               -0-
 NUMBER OF
   SHARES       8   SHARED VOTING POWER
BENEFICIALLY
  OWNED BY               97,135,505
    EACH
 REPORTING      9   SOLE DISPOSITIVE POWER
   PERSON
    WITH                       -0-

               10   SHARED DISPOSITIVE POWER

                         97,135,505

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

           97,135,505

 12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           84.9%

 14   TYPE OF REPORTING PERSON(SEE INSTRUCTIONS)

           CO



CUSIP No.  918905100

 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

           Dixie Holding Company

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
      INSTRUCTIONS)

      (a)  [  ]

      (b)  [  ]

 3    SEC USE ONLY



 4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

           Not Applicable

 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


 6    CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

                7   SOLE VOTING POWER

                               -0-
 NUMBER OF
   SHARES       8   SHARED VOTING POWER
BENEFICIALLY
  OWNED BY               85,644,496
    EACH
 REPORTING      9   SOLE DISPOSITIVE POWER
   PERSON
    WITH                       -0-

               10   SHARED DISPOSITIVE POWER

                         85,644,496

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

           85,644,496

 12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           74.9%

 14   TYPE OF REPORTING PERSON(SEE INSTRUCTIONS)

           CO



CUSIP No.  918905100

 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

           Dixie Rice Agricultural Corporation, Inc.

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
      INSTRUCTIONS)

      (a)  [  ]

      (b)  [  ]

 3    SEC USE ONLY



 4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

           Not Applicable

 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


 6    CITIZENSHIP OR PLACE OF ORGANIZATION

           Louisiana

                7   SOLE VOTING POWER

                               -0-
 NUMBER OF
   SHARES       8   SHARED VOTING POWER
BENEFICIALLY
  OWNED BY               85,644,496
    EACH
 REPORTING      9   SOLE DISPOSITIVE POWER
   PERSON
    WITH                       -0-

               10   SHARED DISPOSITIVE POWER

                         85,644,496

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

           85,644,496

 12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           74.9%

 14   TYPE OF REPORTING PERSON(SEE INSTRUCTIONS)

           CO



CUSIP No.  918905100

 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

           Southwest Louisiana Land Company, Inc.

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
      INSTRUCTIONS)
      (a)  [  ]

      (b)  [  ]

 3    SEC USE ONLY



 4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

           Not Applicable

 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


 6    CITIZENSHIP OR PLACE OF ORGANIZATION

           Louisiana

                7   SOLE VOTING POWER

                               -0-
 NUMBER OF
   SHARES       8   SHARED VOTING POWER
BENEFICIALLY
  OWNED BY               97,135,505
    EACH
 REPORTING      9   SOLE DISPOSITIVE POWER
   PERSON
    WITH                       -0-

               10   SHARED DISPOSITIVE POWER

                         97,135,505

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

           97,135,505

 12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           84.9%

 14   TYPE OF REPORTING PERSON(SEE INSTRUCTIONS)

           CO



CUSIP No.  918905100

 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

           Contran Corporation

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
      INSTRUCTIONS)

      (a)  [  ]
      (b)  [  ]

 3    SEC USE ONLY



 4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

           WC

 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


 6    CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

                7   SOLE VOTING POWER

                               -0-
 NUMBER OF
   SHARES       8   SHARED VOTING POWER
BENEFICIALLY
  OWNED BY               105,015,963
    EACH
 REPORTING      9   SOLE DISPOSITIVE POWER
   PERSON
    WITH                       -0-

               10   SHARED DISPOSITIVE POWER

                         105,015,963

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

           105,015,963

 12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           91.8%

 14   TYPE OF REPORTING PERSON(SEE INSTRUCTIONS)

           CO



CUSIP No. 918905100

 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

           Harold C. Simmons

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(SEE
      INSTRUCTIONS)

      (a)  [  ]

      (b)  [  ]

 3    SEC USE ONLY



 4    SOURCE OF FUNDS(SEE INSTRUCTIONS)

           Not applicable

 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


 6    CITIZENSHIP OR PLACE OF ORGANIZATION

           USA

                7   SOLE VOTING POWER

                               -0-
 NUMBER OF
   SHARES       8   SHARED VOTING POWER
BENEFICIALLY
  OWNED BY               105,211,346
    EACH
 REPORTING      9   SOLE DISPOSITIVE POWER
   PERSON
    WITH                       -0-

               10   SHARED DISPOSITIVE POWER

                         105,211,346

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

           3,383

 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES (SEE INSTRUCTIONS)  [ X ]

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0.0%

 14   TYPE OF REPORTING PERSON(SEE INSTRUCTIONS)

           IN
                                AMENDMENT NO. 59
                                TO SCHEDULE 13D

     This statement on Schedule 13D is hereby amended and restated in its entirety as set forth below, except for Item 3, which is amended but not restated in its entirety (collectively, this "Statement").

Item 1.   Security and Issuer

     This Statement relates to the common stock, $0.01 par value per share (the "Shares"), of Valhi, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at Three Lincoln Centre,
5430 LBJ Freeway, Suite 1740, Dallas, Texas   75240.

Item 2.   Identity and Background

     (a) This Statement is filed by (i) Valhi Group, Inc. ("VGI"), National City Lines, Inc. ("National") and Contran Corporation ("Contran") as the direct holders of Shares, (ii) by virtue of the direct and indirect ownership of securities of VGI and National (as described below in this Statement), NOA, Inc. ("NOA"), Dixie Holding Company ("Dixie Holding"), Dixie Rice Agricultural Corporation, Inc. ("Dixie Rice") and Southwest Louisiana Land Company, Inc. ("Southwest") and (iii) by virtue of his positions with Contran and certain of the other entities (as reported on this Statement), Harold C. Simmons (collectively, the "Reporting Persons"). By signing this Statement, each Reporting Person agrees that this Statement is filed on its or his behalf.

     VGI, National and Contran are the direct holders of approximately 74.9%, 10.0% and 6.6%, respectively, of the 114,365,404 Shares outstanding as of February 28, 1997 according to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996 (the "Outstanding Shares"). Together, VGI, National and Contran may be deemed to control the Company. National, NOA and Dixie Holding are the direct holders of approximately 73.3%, 11.4% and 15.3%, respectively, of the outstanding common stock of VGI. Together, National, NOA and Dixie Holding may be deemed to control VGI. Contran and NOA are the direct holders of approximately 85.7% and 14.3%, respectively, of the outstanding common stock of National and together may be deemed to control National.
Contran and Southwest are the direct holders of approximately 49.9% and 50.1%, respectively, of the outstanding common stock of NOA and together may be deemed to control NOA. Dixie Rice is the holder of 100% of the outstanding common stock of Dixie Holding and may be deemed to control Dixie Holding. Contran is the direct holder of approximately 88.7% and 54.3% of the outstanding common stock of Southwest and Dixie Rice, respectively, and may be deemed to control Southwest and Dixie Rice.

     Mr. Harold C. Simmons is chairman of the board, president and chief executive officer of VGI, National, NOA, Dixie Holding and Contran. Mr. Simmons is also chairman of the board and chief executive officer of Dixie Rice and Southwest.

     Substantially all of Contran's outstanding voting stock is held by two trusts, the Harold C. Simmons Family Trust No. 1 dated January 1, 1964 and the Harold C. Simmons Family Trust No. 2 dated January 1, 1964 (together, the "Trusts"), established for the benefit of Mr. Simmons' children and grandchildren, of which Mr. Simmons is the sole trustee. As sole trustee of each of the Trusts, Mr. Simmons has the power to vote and direct the disposition of the shares of Contran stock held by each of the Trusts. Mr. Simmons, however, disclaims beneficial ownership of such Shares.

     By virtue of the holding of the offices, the stock ownership and his service as trustee, all as described above, (a) Mr. Simmons may be deemed to control such entities and (b) Mr. Simmons and certain of such entities may be deemed to possess indirect beneficial ownership of Shares directly held by certain of such other entities. However, Mr. Simmons disclaims such beneficial ownership of the Shares beneficially owned, directly or indirectly, by any of such entities.

     The Contran Deferred Compensation Trust No. 2 (the "CDCT No. 2") directly holds approximately 0.2% of the Outstanding Shares. Contran contributed to the CDCT No. 2 the 279,000 Shares directly held by the CDCT No. 2 on November 15, 1995. Contran established the CDCT No. 2 pursuant to an agreement (the "Trust Agreement"), dated as of October 1, 1995, between Contran and NationsBank of
Texas, N.A., a national banking association ("NationsBank").   NationsBank
serves as the trustee of the CDCT No. 2 (the "Trustee"). The CDCT No. 2 was established in connection with the Amended Deferred Compensation Agreement, dated as of October 1, 1995, between Contran and Harold C. Simmons. Pursuant to the Trust Agreement, Contran retains the right to vote the Shares held by the CDCT No. 2. Except to fund withholding obligations with respect to payments to Mr. Simmons, the Trustee may not sell the Shares without Contran's consent. Contran retains the right at anytime, in its sole discretion, to substitute assets of equal fair market value for any Shares held by the CDCT No. 2. The foregoing summary of the Trust Agreement is qualified in its entirety by reference to Exhibits 13 and 14 to this Statement, which are incorporated herein by this reference. As a result of the relationship between Contran and the CDCT No. 2, Contran (i) retains sole power to vote the Shares that Contran will contribute to the CDCT No. 2, (ii) shares dispositive power with the Trustee over such Shares and (iii) may be deemed the indirect beneficial owner of such Shares.

     The Combined Master Retirement Trust (the "CMRT") directly holds approximately 0.1% of the Outstanding Shares. The CMRT is a trust formed by the Company to permit the collective investment by trusts that maintain the assets of certain employee benefit plans adopted by the Company and related companies.
 Mr. Simmons is sole trustee of the CMRT and sole member of the trust investment committee for the CMRT. Mr. Simmons is a participant in one or more of the employee benefit plans that invest through the CMRT. Mr. Simmons, however, disclaims beneficial ownership of the Shares held by the CMRT, except to the extent of his vested beneficial interest therein.
     Harold C. Simmons' spouse is the direct beneficial owner of 77,000 Shares, or approximately 0.1% of the Outstanding Shares. Mr. Simmons may be deemed to share indirect beneficial ownership of such Shares. Mr. Simmons disclaims all such beneficial ownership.

     The Reporting Persons understand that NL Industries, Inc. ("NL") and Valmont Insurance Company ("Valmont") directly held 1,186,200 Shares and 1,000,000 Shares, respectively. The Company and Tremont Corporation ("Tremont") are the direct holders of approximately 55.6% and 17.7%, respectively, of the outstanding common stock of NL and together may be deemed to control NL. VGI, National, Contran, NL and Valmont are the direct holders of approximately 35.2%, 4.7%, 1.1%, 0.5% and 0.4%, respectively, of the outstanding common stock of Tremont. Together, VGI, National and Contran may be deemed to control Tremont.
 The Company is the holder of 100% of the outstanding common stock of Valmont and may be deemed to control Valmont. Mr. Harold C. Simmons is chairman of the board of NL and is a director of Tremont.

     The Reporting Persons further understand that, pursuant to Delaware law, the Company treats the Shares that Valmont and NL hold directly as treasury stock for voting purposes. For the purposes of this Statement, the Shares that Valmont and NL hold directly are not deemed outstanding.

     Certain information concerning the directors and executive officers of the Reporting Persons, including offices held by Mr. Simmons is set forth on Schedule B attached hereto and incorporated herein by reference.

     (b) The principal offices of VGI, National, NOA, Dixie Holding, Southwest and Dixie Rice and Contran are located at, and the business address of Harold C. Simmons is, Three Lincoln Centre, 5430 LBJ Freeway, Suite 1700, Dallas, Texas 75240-2697. The principal business address of Dixie Rice is 600 Pasquiere Street, Gueydan, Louisiana 70542. The principal business address of Southwest is 402 Canal Street, Houma, Louisiana 70360. The business addresses of the remaining directors and executive officers of the Reporting Persons are set forth on Schedule B to this Statement and incorporated herein by reference.

     (c) The Company is a diversified holding company engaged, through operating subsidiaries in the chemicals, component products, fast food and waste management industries.

     VGI does not engage in any business activity other than holding Shares.

     National is engaged directly or through subsidiaries (other than VGI and its subsidiaries), in real estate, oil and gas activities and the rental and sales of compressors and related products.

     Dixie Holding does not engage in any business activity other than holding common stock of VGI and preferred stock of Contran.

     NOA holds investments in land, securities and notes receivable.

     Dixie Rice is engaged in (other than Dixie Holding and its subsidiaries) land management, agriculture and oil and gas activities.

     Southwest is engaged in (other than NOA and its subsidiaries) land management, agriculture and oil and gas activities.

     Contran is a diversified holding company engaged through its subsidiaries, other than as set forth above, in the production of, among other things, titanium metals, wire products, industrial wire and steel rod.

     (d) None of the Reporting Persons or, to the best knowledge of such persons, any of the persons named in Schedule B to this Statement has been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons or, to the best knowledge of such persons, any person named in Schedule B to this Statement, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Contran, Dixie Holding and National are Delaware corporations. VGI is a Nevada corporation. NOA is a Texas corporation. Dixie Rice and Southwest are Louisiana corporations. Harold C. Simmons and all persons named on Schedule B to this Statement are citizens of the United States, except as otherwise indicated on such Schedule.

Item 3.   Source and Amount of Funds or Other Consideration

     The total amount of funds required by Contran to acquire the Shares reported in Item 5(c) was $4,403,010.00 (including commissions). Such funds were or will be provided by Contran's cash on hand and no funds were or will be borrowed for such purpose.

     The Reporting Persons understand that the funds required by each person named in Schedule B to this Statement to acquire Shares were from such person's personal funds.

Item 4.   Purpose of Transaction

     The Reporting Persons acquired Shares to obtain an equity interest in and control of the Company. By virtue of the relationships and positions held by Harold C. Simmons as reported in Item 2, Mr. Simmons, directly and indirectly through Contran, may be deemed to control the Company.
     Contran purchased the additional Shares reported in Item 5(c) of this Statement in order to increase its equity interest in the Company. Depending upon their evaluation of the Company's business and prospects, and upon future developments (including, but not limited to, performance of the Shares in the market, availability of funds, alternative uses of funds, and money, stock market and general economic conditions), any of the Reporting Persons or other entities that may be deemed to be affiliated with Contran may from time to time purchase Shares, and any of the Reporting Persons or other entities that may be deemed to be affiliated with Contran may from time to time dispose of all or a portion of the Shares held by such person, or cease buying or selling Shares. Any such additional purchases or sales of the Shares may be in open market or privately negotiated transactions or otherwise.

     The Reporting Persons understand that prior purchases of Shares by persons named in Schedule B to this Statement were made for the purpose of each such person's personal investment.

     Except as described in this Item 4, none of the Reporting Persons nor, to the best knowledge of such persons, any other person named in Schedule B to this Statement has formulated any plans or proposals which relate to or would result in any matter required to be disclosed in response to paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

     (a) VGI is the direct beneficial owner of 85,644,496 Shares, or approximately 74.9% Outstanding Shares. By virtue of the relationships reported under Item 2 of this Statement, National, NOA, Southwest, Dixie Holding, Dixie Rice, Contran and Harold C. Simmons may be deemed to share indirect beneficial ownership of the Shares directly held by VGI.

     National is the direct beneficial owner of 11,491,009 Shares or approximately 10.0% of the Outstanding Shares. VGI is the direct beneficial owner of 85,644,496 Shares. By virtue of the relationships reported under Item 2 of this Statement, National may be deemed to be the beneficial owner of the 97,135,505 Shares (approximately 84.9% of the Outstanding Shares) directly held by VGI and itself. By virtue of the relationships reported under Item 2 of this Statement, NOA, Southwest, Contran and Harold C. Simmons may be deemed to share indirect beneficial ownership of the Shares directly and indirectly held by National.

     Contran is the direct beneficial owner of 7,601,458 Shares, or approximately 6.6% of the Outstanding Shares. VGI, National and the CDCT No. 2 are the direct beneficial owners of 85,644,496, 11,491,009 and 279,000 Shares, respectively. By virtue of the relationships described under Item 2 of this Statement, Contran may be deemed to be the beneficial owner of the 105,015,963 Shares (approximately 91.8% of the Outstanding Shares) directly held by VGI, National, the CDCT No. 2 and itself. By virtue of the relationships reported under Item 2 of this Statement, Harold C. Simmons may be deemed to share indirect beneficial ownership of the Shares directly and indirectly held by Contran.

     Harold C. Simmons directly owns 3,383 Shares, or less than 0.1% of the Outstanding Shares. VGI, National, Contran, the CDCT No. 2, the CMRT and Mr. Simmons' spouse are the direct beneficial owners of 85,644,496, 11,491,009, 7,601,458, 279,000, 115,000 and 77,000 of the Shares, respectively. By virtue of the relationships described under Item 2 of this Statement, Harold C. Simmons may be deemed to share indirect beneficial ownership of the 105,211,346 Shares (approximately 92.0% of the Outstanding Shares) directly held by VGI, National, Contran, the CDCT No. 2 the CMRT and Mr. Simmons' spouse. Except for the 3,383 Shares that he holds directly and to the extent of his vested beneficial interest in Shares directly held by the CMRT, Mr. Simmons disclaims beneficial ownership of all Shares.

     The Reporting Persons understand, based on ownership filings with the Securities and Exchange Commission or upon information provided by the persons listed on Schedule B to this Statement, that such persons may be deemed to personally beneficially own the Shares as indicated on Schedule C to this Statement.

     (b) Each of VGI, National, Contran and Harold C. Simmons has the direct power to vote and direct the disposition of the Shares directly held by it or him. By virtue of the relationships described in Item 2:

          (1) National may be deemed to share the indirect power to vote and direct the disposition of the Shares directly held by VGI;

          (2) Contran, Southwest and NOA may be deemed to share the indirect power to vote and direct the disposition of the Shares directly held by VGI and National;

          (3) Dixie Rice and Dixie Holding may be deemed to share the indirect power to vote and direct the disposition of the Shares directly held by VGI;

          (4) Contran may also be deemed to share the indirect power to vote and direct the disposition of the Shares directly held by the CDCT No. 2; and

          (5) Harold C. Simmons may be deemed to share the indirect power to vote and direct the disposition of the Shares directly held by VGI, National, Contran, the CDCT No. 2, the CMRT and his spouse.

     Additionally, the Reporting Persons may be deemed to have the indirect power to direct the disposition of the Shares directly held by NL and Valmont.

     (c) The table below sets forth purchases of the Shares by the Reporting Persons during the last 60 days. All of such purchases were effected by Contran on the New York Stock Exchange.

                                   Approximate Price
                                     Per Share ($)
                    Number of        (exclusive of
     Date             Shares          commissions)
---------------- ---------------  -------------------
    01/31/97          15,000            $7.375
    02/10/97          22,000            $7.250
    02/11/97           1,700            $7.250
    02/12/97           5,000            $7.250
    02/12/97          12,500            $7.125
    02/13/97           5,300            $7.250
    02/13/97           9,700            $7.375
    02/14/97           1,200            $7.500
    02/14/97          23,600            $7.625
    02/18/97          10,000            $7.500
    02/18/97           6,600            $7.375
    02/19/97           6,000            $7.500
    02/19/97           4,900            $7.625
    02/20/97           8,900            $7.625
    02/20/97          15,000            $7.750
    02/21/97           5,000            $7.750
    02/21/97          15,200            $7.875
    02/24/97             800            $7.875
    02/24/97          20,000            $8.000
    02/25/97          15,500            $8.000
    02/26/97           9,200            $8.000
    02/27/97          15,100            $8.000
    02/28/97           4,300            $7.875
    02/28/97          56,800            $8.000
    03/03/97           6,700            $7.875
    03/03/97          15,000            $8.000
    03/04/97          10,100            $7.875
    03/05/97           4,500            $7.875
    03/06/97          10,100            $7.875
    03/06/97          15,000            $8.000
    03/07/97          21,300            $7.875
    03/10/97           2,000            $7.750
    03/10/97          20,400            $7.875
    03/11/97          22,500            $7.875
    03/12/97             300            $7.875
    03/12/97           8,700            $8.000
    03/13/97          12,000            $7.875
    03/13/97          21,300            $8.000
    03/14/97           5,000            $7.875
    03/17/97          11,100            $7.875
    03/18/97           2,600            $7.875
    03/19/97          22,000            $8.000
    03/20/97           2,000            $8.000
    03/21/97          22,600            $8.000
    03/24/97           1,500            $8.000
    03/25/97           1,700            $8.000
    03/25/97           6,200            $8.125
    03/26/97           3,400            $8.125
    03/27/97          17,800            $8.125
    03/31/97           4,100            $8.125



     (d) Each of VGI, National, the CDCT No. 2, Contran, the CMRT, Harold C. Simmons and his spouse has the right to receive and the power to direct the receipt of dividends from, and proceeds from the sale of, the shares directly held by such entity or person.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Contran is a party to a $20 million revolving credit and letter of credit facility dated as of October 31, 1991, as amended and supplemented through October 29, 1996 with Banque Paribas, Houston Agency and Societe Generale, Southwest Agency (the "Paribas/Societe Facility"). Borrowings under the Paribas/Societe Facility bear interest at the rate announced publicly from time to time by each bank as its base rate or at a rate of 1.5% over the London interbank offered rate of interest ("LIBOR"), are due October 28, 1997 or such extended maturity date as may be mutually agreed to, and are collateralized by, among other things, certain Shares. On March 31, 1997, no money had been borrowed, letters of credit aggregating $4.1 million were outstanding and 2,000,000 Shares had been pledged under the Paribas/Societe Facility. The foregoing summary of the Paribas/Societe Facility is qualified in its entirety by reference to Exhibits 1 through 9 to this Statement, which are incorporated herein by this reference.

     VGI, National and Contran are parties to a $40 million credit facility dated as of November 8, 1996 with United States National Bank of Oregon and Societe Generale, Southwest Agency (the "U.S. Bank/SoGen Facility"). Borrowings under the U.S. Bank/SoGen Facility bear interest at the rate announced publicly from time to time by each bank as its prime rate or at a rate of 1.75% over LIBOR, are due November 7, 1997 or such extended maturity date as may be mutually agreed to, and are collateralized by certain Shares. On March 31, 1997, no money had been borrowed under the U.S. Bank/SoGen Facility and 7,200,000 Shares had been pledged under the U.S. Bank/SoGen Facility. The foregoing summary of the U.S. Bank/SoGen Facility is qualified in its entirety by reference to Exhibit 10 to this Statement, which is incorporated herein by this reference.

     Dixie Rice is a party to a $1.5 million credit facility dated as of August 18, 1986 with Southern Methodist University (the "SMU Facility"). Borrowings under the SMU Facility bear interest at the greater or 7.5% per annum or 76% of the Shearson Lehman Brothers, Inc. Bond Market Report - Corporate Bond Index - Long Term (Average) Yield, are due in forty equal quarterly installments beginning September 30, 1996 and ending on June 30, 2006 and are secured by
certain Shares.   On March 31, 1997, approximately $1.4 million had been
borrowed under the SMU Facility and 600,000 Shares had been pledged under the SMU Facility. The Shares pledged under the SMU Facility are held directly by Contran but loaned to Dixie Rice pursuant to a Collateral Agreement, dated December 29, 1988 between Dixie Rice and Contran (the "Collateral Agreement"). The foregoing summary of the SMU Facility and the Collateral Agreement is qualified in its entirety by reference to Exhibits 11 and 12 to this Statement, respectively, which are incorporated herein by this reference.

     Other than as set forth above, none of the Reporting Persons or, to the best knowledge of such persons, any person named in Schedule B to this Statement has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to securities of the Company, including, but not limited to, transfer or voting of any such securities, finder's fees, joint ventures, loans or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.   Material to be Filed as Exhibits.

Exhibit 1 Letter Agreement dated as of October 31, 1991 among Contran, Banque Paribas, Houston Agency and Societe Generale, Southwest Agency (incorporated by reference to Exhibit 1 to Amendment No. 39 to the Schedule 13D filed by NL Industries, Inc., the Combined Master Retirement Trust and Contran Corporation with respect to common stock of Keystone Consolidated Industries, Inc. and referred to herein as the "Keystone Schedule 13D").

Exhibit 2 First Amendment to Letter Agreement and Security Agreement dated as of December 17, 1991 among Contran Corporation, Banque Paribas, Houston Agency and Societe Generale, Southwest Agency (incorporated by reference to Exhibit 1 to Amendment No. 39 to the Keystone Schedule 13D).

Exhibit 3 Second Amendment to Letter Agreement and Security Agreement dated as of October 31, 1992 among Contran Corporation, Banque Paribas, Houston Agency and Societe Generale, Southwest Agency (incorporated by reference to Exhibit 1 to Amendment No. 39 to the Keystone Schedule 13D).

Exhibit 4 Third Amendment to Letter Agreement and Security Agreement dated as of October 31, 1993 among Contran Corporation, Banque Paribas, Houston Agency and Societe Generale, Southwest Agency (incorporated by reference to Exhibit 1 to Amendment No. 39 to the Keystone Schedule 13D).

Exhibit 5 Fourth Amendment to Letter Agreement and Security Agreement effective as of September 30, 1994 among Contran Corporation, Banque Paribas, Houston Agency and Societe Generale, Southwest Agency (incorporated by reference to Exhibit 1 to Amendment No. 44 to the Keystone Schedule 13D).

Exhibit 6 Fifth Amendment to Letter Agreement and Security Agreement effective as of October 31, 1994 among Contran Corporation, Banque Paribas, Houston Agency and Societe Generale, Southwest Agency (incorporated by reference to Exhibit 1 to Amendment No. 44 to the Keystone Schedule 13D).

Exhibit 7 Sixth Amendment to Letter Agreement and Security Agreement effective as of October 30, 1995 among Contran Corporation, Banque Paribas, Houston Agency and Societe Generale, Southwest Agency (incorporated by reference to Exhibit 1 to Amendment No. 44 to the Keystone Schedule 13D).

Exhibit 8 Seventh Amendment to Letter Agreement and Security Agreement effective as of March 27, 1996 among Contran Corporation, Banque Paribas, Houston Agency and Societe Generale, Southwest Agency (incorporated by reference to Exhibit 1 to Amendment No. 44 to the Keystone Schedule 13D).

Exhibit 9* Eighth Amendment to Letter Agreement and Security Agreement effective as of October 29, 1996 among Contran Corporation, Banque Paribas, Houston Agency and Societe Generale, Southwest Agency.

Exhibit 10* Loan Agreement, dated as of November 8, 1996, among Valhi Group, Inc., National City Lines, Inc., Contran Corporation, United States National Bank of Oregon and Societe Generale, Southwest Agency.

Exhibit 11* Loan and Pledge Agreement, dated as of August 18, 1986, between Dixie Rice Agricultural Corporation, Inc. and Southern Methodist University

Exhibit 12* Collateral Agreement, dated as of December 29, 1988, between Dixie Rice Agricultural Corporation, Inc. and Contran Corporation.
Exhibit 13 Contran Deferred Compensation Trust No. 2, dated as of October 1, 1995, between Contran Corporation and NationsBank of Texas, N.A. (incorporated by reference to Exhibit 1 to Amendment No. 43 to the Keystone Schedule 13D).

Exhibit 14* Amendment One to the Contran Deferred Compensation Trust No. 2, dated as of December 18, 1996, between Contran Corporation and NationsBank of Texas, N.A.

----------
[FN]
*    Filed herewith.



                                   Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  March 31, 1997




                                By: /s/ Harold C. Simmons
                                    ----------------------------
                                    Harold C. Simmons
                                    Signing in his individual capacity only.


                                   Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  March 31, 1997





                                /s/ Steven L. Watson
                                --------------------------------
                                Steven L. Watson
                                Signing in the capacities listed on Schedule
                                "A" attached hereto and incorporated herein by reference.

                                   SCHEDULE A


Steven L. Watson, as Vice President of each of:

CONTRAN CORPORATION
DIXIE RICE AGRICULTURAL CORPORATION, INC.
DIXIE HOLDING COMPANY
NATIONAL CITY LINES, INC.
NOA, INC.
VALHI GROUP, INC.
SOUTHWEST LOUISIANA LAND COMPANY, INC.

                                   Schedule B


     The names of the directors and executive officers of Contran Corporation ("Contran"), Dixie Rice Agricultural Corporation, Inc. ("Dixie Rice"), Dixie Holding Company ("Dixie Holding"), National City Lines, Inc. ("National"), NOA, Inc. ("NOA"), Southwest Louisiana Land Company, Inc. ("Southwest"), Valhi Group, Inc. ("VGI") and their present principal occupations are set forth below.
Except as otherwise indicated, the business address of each such person is 5430 LBJ Freeway, Suite 1700, Dallas, Texas 75240.

         Name                  Present Principal Occupation
-----------------------  ----------------------------------------

Eugene K. Anderson       Vice President of Contran, Dixie
                         Holding, NOA, National, Valhi, Inc.
                         ("Valhi") and VGI

F. Murlyn Broussard      Treasurer of Southwest.  402 Canal
                         Street, Houma, LA 70360

J. Mark Hollingsworth    General Counsel of Contran, Dixie
                         Holding, Dixie Rice, NOA, National,
                         Southwest and Valhi.

William J. Lindquist     Vice President and Tax Director of
                         Contran, Dixie Holding, Dixie Rice, NOA,
                         National, Southwest, VGI and Valhi.

Andrew McCollam, Jr.     Director of Dixie Rice; President and
                         Director of Southwest; Private Investor.
                         402 Canal Street, Houma, LA 70360
                         Present Principal Occupation

Harold M. Mire           President of Dixie Rice; Vice President
                         and General Manager of Southwest.  600
                         Pasquiere Street, Gueydan, LA 70542

Bobby D. O'Brien         Vice President and Treasurer of Contran,
                         Dixie Holding, NOA, National, VGI and
                         Valhi; Vice President of Dixie Rice and
                         Southwest.

Glenn R. Simmons         Vice Chairman of the Board and Director
                         of Contran, Dixie Holding, NOA,
                         National, VGI and Valhi. Director of NL
                         and Tremont.  Director and Executive
                         Vice President of Southwest and Dixie
                         Rice.  Director and Chairman of the
                         Board of Keystone Consolidated
                         Industries, Inc. ("Keystone") (wire
                         products, industrial wire and steel rod
                         manufacturer).

Harold C. Simmons        Chairman of the Board, Chief Executive
                         Officer, Director and President of
                         Contran, Dixie Holding, NOA, National,
                         VGI and Valhi. Chairman of the Board,
                         Chief Executive Officer and Director of
                         Dixie Rice and Southwest. Director and
                         Chairman of the Board of NL; Director of Tremont.

Robert W. Singer         Vice President of Contran and Valhi;
                         President and Chief Executive Officer of
                         Keystone

Richard A. Smith         Director and Treasurer of Dixie Rice.
                         600 Pasquiere Street, Gueydan, LA 70542-
                         0010

Gregory M. Swalwell      Controller of Contran, Dixie Holding,
                         NOA, National, Southwest, VGI and Valhi.

Steven L. Watson         Vice President and Secretary of Contran,
                         Dixie Holding, Dixie Rice, NOA,
                         National, Southwest, VGI and Valhi.


                                   SCHEDULE C


     Based upon ownership filings with the Securities and Exchange Commission or upon information provided by the persons listed on Schedule B to this Statement, such persons may be deemed to personally beneficially own Shares, as outlined below:


            Name                Shares Held     Options Held (1)
----------------------------  ----------------  ----------------
Eugene K. Anderson (2)              1,446           12,000

F. Murlyn Broussard (3)             1,157              ---

J. Mark Hollingsworth                 ---           57,600

William J. Lindquist(4)             2,713          157,000

Andrew McCollam, Jr.                  550              ---

Harold M. Mire                      1,137              ---

Bobby D. O'Brien                      ---           40,000

Glenn R. Simmons(5)                52,683          640,000

Harold C. Simmons(6)               80,383          650,000

Robert W. Singer(7)                54,015           50,000

Richard A. Smith                    2,610              ---

Gregory M. Swalwell(8)              1,166           72,000

Steven L. Watson(9)                18,635          226,000

----------
[FN]

(1) Represents Shares issuable pursuant to the exercise within 60 days of the date of this Statement of stock options.
(2) The Reporting Persons understand that the Shares indicated as held by Eugene K. Anderson include 1,446 Shares held in his individual retirement account.
(3) The Reporting Persons understand that the Shares indicated as held by F. Murlyn Broussard include 1,157 Shares held in his individual retirement account.
(4) The Reporting Persons understand that the Shares indicated as held by William J. Lindquist include 2,713 Shares held in his individual retirement account.
(5) The Reporting Persons understand the Shares indicated as held by Glenn R. Simmons include 4,383 Shares held in his individual retirement account.
     The Reporting Persons further understand that the Shares indicated as held by Mr. Simmons also include 3,000 Shares held by Mr. Simmons' wife and 800 Shares held in his wife's retirement account, with respect to all of which beneficial ownership is disclaimed by Mr. Simmons.
(6) The Reporting Persons understand that the Shares indicated as held by Harold C. Simmons include 77,000 Shares held by Mr. Simmons wife, with respect to all of which beneficial ownership is disclaimed by Mr. Simmons.
      Mr. Simmons may be deemed to possess indirect beneficial ownership of the Shares set forth in Item 5(a) of this Statement, held by other Reporting Persons. Except for the 3,383 Shares that he owns directly and to the extent of his vested beneficial interest in Shares directly held by the CMRT, Mr. Simmons disclaims beneficial ownership of all Shares.
(7) The Reporting Persons understand that the Shares indicated as held by Robert W. Singer include 8,515 Shares held in his individual retirement account and 10,000 Shares held in another of his retirement accounts. The Reporting Persons further understand that the Shares indicated as held by Mr. Singer include 5,000 Shares held by Mr. Singer's wife in a retirement account, with respect to all of which beneficial ownership is disclaimed by Mr. Singer.
(8) The Reporting Persons understand that the Shares indicated as held by Gregory M. Swalwell include 1,166 Shares held in his individual retirement account.
(9) The Reporting Persons understand that the Shares indicated as held by Steven L. Watson include 3,035 Shares held in his individual retirement account.



                                 EXHIBIT INDEX


Exhibit 1 Letter Agreement dated as of October 31, 1991 among Contran, Banque Paribas, Houston Agency and Societe Generale, Southwest Agency (incorporated by reference to Exhibit 1 to Amendment No. 39 to the Schedule 13D filed by NL Industries, Inc., the Combined Master Retirement Trust and Contran Corporation with respect to common stock of Keystone Consolidated Industries, Inc. and referred to herein as the "Keystone Schedule 13D").

Exhibit 2 First Amendment to Letter Agreement and Security Agreement dated as of December 17, 1991 among Contran Corporation, Banque Paribas, Houston Agency and Societe Generale, Southwest Agency (incorporated by reference to Exhibit 1 to Amendment No. 39 to the Keystone Schedule 13D).
Exhibit 3 Second Amendment to Letter Agreement and Security Agreement dated as of October 31, 1992 among Contran Corporation, Banque Paribas, Houston Agency and Societe Generale, Southwest Agency (incorporated by reference to Exhibit 1 to Amendment No. 39 to the Keystone Schedule 13D).

Exhibit 4 Third Amendment to Letter Agreement and Security Agreement dated as of October 31, 1993 among Contran Corporation, Banque Paribas, Houston Agency and Societe Generale, Southwest Agency (incorporated by reference to Exhibit 1 to Amendment No. 39 to the Keystone Schedule 13D).

Exhibit 5 Fourth Amendment to Letter Agreement and Security Agreement effective as of September 30, 1994 among Contran Corporation, Banque Paribas, Houston Agency and Societe Generale, Southwest Agency (incorporated by reference to Exhibit 1 to Amendment No. 44 to the Keystone Schedule 13D).

Exhibit 6 Fifth Amendment to Letter Agreement and Security Agreement effective as of October 31, 1994 among Contran Corporation, Banque Paribas, Houston Agency and Societe Generale, Southwest Agency (incorporated by reference to Exhibit 1 to Amendment No. 44 to the Keystone Schedule 13D).

Exhibit 7 Sixth Amendment to Letter Agreement and Security Agreement effective as of October 30, 1995 among Contran Corporation, Banque Paribas, Houston Agency and Societe Generale, Southwest Agency (incorporated by reference to Exhibit 1 to Amendment No. 44 to the Keystone Schedule 13D).

Exhibit 8 Seventh Amendment to Letter Agreement and Security Agreement effective as of March 27, 1996 among Contran Corporation, Banque Paribas, Houston Agency and Societe Generale, Southwest Agency (incorporated by reference to Exhibit 1 to Amendment No. 44 to the Keystone Schedule 13D).

Exhibit 9* Eighth Amendment to Letter Agreement and Security Agreement effective as of October 29, 1996 among Contran Corporation, Banque Paribas, Houston Agency and Societe Generale, Southwest Agency.

Exhibit 10* Loan Agreement, dated as of November 8, 1996, among Valhi Group, Inc., National City Lines, Inc., Contran Corporation, United States National Bank of Oregon and Societe Generale, Southwest Agency.

Exhibit 11* Loan and Pledge Agreement, dated as of August 18, 1986, between Dixie Rice Agricultural Corporation, Inc. and Southern Methodist University

Exhibit 12* Collateral Agreement, dated as of December 29, 1988, between Dixie Rice Agricultural Corporation, Inc. and Contran Corporation.

Exhibit 13 Contran Deferred Compensation Trust No. 2, dated as of October 1, 1995, between Contran Corporation and NationsBank of Texas, N.A. (incorporated by reference to Exhibit 1 to Amendment No. 43 to the Keystone Schedule 13D).

Exhibit 14* Amendment One to the Contran Deferred Compensation Trust No. 2, dated as of December 18, 1996, between Contran Corporation and NationsBank of Texas, N.A.

----------
[FN]

*    Filed herewith.